SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

441593100

(CUSIP Number)

Ryan Farha

ORIX HLHZ Holding LLC

1717 Main Street, Suite 1100

Dallas, Texas 75201

214-237-2242

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441593100	SCHEDULE 13D	Page 2 of 8

1.	NAME OF REPORTING PERSON ORIX HLHZ Holding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 40,562,256
	9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 12,148,571
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,562,256
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.8%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 3 of 8

1.	NAME OF REPORTING PERSON ORIX Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 40,562,256
	9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 12,148,571
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,562,256
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.8%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 441593100	SCHEDULE 13D	Page 4 of 8

The Schedule 13D, dated August 18, 2015, filed by ORIX HLHZ Holding LLC, a Delaware limited liability company (“HLHZ”), and ORIX Corporation, a Japan corporation (“ORIX” and, together with HLHZ, the “Reporting Persons”), with respect to Class A Common Stock of Houlihan Lokey, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 thereto, dated February 6, 2017, Amendment No. 2 thereto, dated March 15, 2017, Amendment No. 3 thereto, dated May 17, 2017, Amendment No. 4 thereto, dated July 26, 2017 and Amendment No. 5 thereto, dated September 12, 2017 (as so amended, the “Original Schedule 13D”), is hereby further amended as set forth below. This Amendment No. 6 to Schedule 13D does not restate disclosures in the Original Schedule 13D that are not being amended, and should be read in conjunction with the Original Schedule 13D. Capitalized terms used but not defined herein have the meanings provided in the Original Schedule 13D.

The purpose of this Amendment No. 6 is to reflect that on October 25, 2017, the Issuer, HLHZ and certain selling stockholders holding shares through the HL Voting Trust entered into an Underwriting Agreement (the “2017 Underwriting Agreement”), pursuant to which HLHZ agreed to sell 1,750,000 shares of Class A Common Stock to the underwriter named therein (with a 7-day option for the underwriter to purchase up to an additional 262,500 shares to cover overallotments) and the selling stockholders holding shares through the HL Voting Trust agreed to sell 1,750,000 shares of Class A Common Stock to the underwriter (with a 7-day option for the underwriter to purchase up to an additional 262,500 shares to cover overallotments), in connection with a registered public offering (the “2017 Offering”). The shares of Class A Common Stock sold by the selling stockholders holding shares through the HL Voting Trust were issued upon conversion of shares of Class B common stock, $0.001 par value per share (“Class B Common Stock” and, together with Class A Common Stock, “Common Stock”).

Item 2. Identity and Background

Paragraph 4 of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of ORIX are set forth on Annex A hereto and are incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

Pursuant to the Stockholders’ Agreement, prior to the fifth anniversary of the Issuer’s IPO, so long as HLHZ’s Post-IPO Percentage Ownership (as defined in the Stockholders’ Agreement) was 20% or greater, HLHZ had the right to recommend four director nominees to the board of directors of the Issuer. In connection with the 2017 Offering, HLHZ’s Post-IPO Percentage Ownership decreased below 20%, as a result of which the number of director nominees that HLHZ is entitled to recommend pursuant to the Stockholders’ Agreement was reduced from four to three and the number of director nominees that the trustees of the HL Voting Trust are entitled to recommend was increased from four to five.

In connection with the 2017 Offering, the Issuer, HLHZ and the trustees of the HL Voting Trust entered into a waiver agreement pursuant to which the Issuer and the trustees of the HL Voting Trust waived the provision of the Stockholders’ Agreement requiring HLHZ to take all actions necessary to cause the HLHZ-designated director to tender his resignation within five business days of the closing of the 2017 Offering and HLHZ agreed to take all actions necessary to cause such director to tender his resignation within one business day of receiving a written request from the trustees of the HL Voting Trust to do so. HLHZ understands that the trustees of the HL Voting Trust are considering potential director candidates and plan to request HLHZ to cause its designated director to tender his resignation once they have identified their nominee for his replacement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 441593100	SCHEDULE 13D	Page 5 of 8

The 40,562,256 shares of Class A Common Stock reported as beneficially owned by the Reporting Persons consist of 12,148,571 shares held directly by HLHZ and indirectly by ORIX, as HLHZ is an indirect, wholly owned subsidiary of ORIX ( the “Subject Shares”) and 28,413,685 shares held by the HL Voting Trust. Other than the 438,240 shares of Class A Common Stock held by HLHZ, these shares are receivable upon conversion of a like number of shares of Class B Common Stock:

	Shares of Class A Common Stock Beneficially Owned	Percentage of Class A Common Stock Represented (a)
Reporting Persons	12,148,571	31.8%
HL Voting Trust	28,413,685	51.7%
Total	40,562,256	60.8%

(a)	Based on (i) 26,420,320 shares of Class A Common Stock outstanding immediately after the 2017 Offering (not taking into account the underwriter’s option to purchase additional shares to cover overallotments), as reported in the Issuer’s final prospectus supplement relating to the 2017 Offering, dated October 25, 2017 and filed with the U.S. Securities and Exchange Commission on October 27, 2017, plus (ii) an additional 125,000 shares of Class A Common Stock converted from an equivalent number of shares of Class B Common Stock in connection with the partial exercise of the underwriter’s option to purchase additional shares to cover overallotments. Each calculation assumes conversion of the Class B Common Stock into the number of shares of Class A Common Stock listed in that row and assumes no other holders of Class B Common Stock convert their shares.

By reason of the Stockholders’ Agreement, the Reporting Persons may be deemed to beneficially own the shares in the HL Voting Trust; however, the Reporting Persons disclaim beneficial ownership of such shares. Together, the parties to the Stockholders’ Agreement hold 93.9% of the voting power of the Issuer’s outstanding capital stock.

On October 30, 2017, in connection with the 2017 Offering, HLHZ sold 1,750,000 shares of Class A Common Stock to the underwriter at a purchase price of $41.625 per share. On November 3, 2017, in connection with the underwriter’s partial exercise of its option to purchase additional shares to cover overallotments, HLHZ sold an additional 125,000 shares of Class A Common Stock to the underwriter at the same price per share. See Item 6 below. To the knowledge of the Reporting Persons, no director or executive officer of ORIX has effected any transaction in the Class A Common Stock during the past 60 days, except as disclosed herein.

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D  is hereby amended and supplemented by the addition of the following:

2017 Underwriting Agreement

In connection with the 2017 Offering, HLHZ entered into an underwriting agreement, by and among the Issuer, HLHZ, the persons listed on Schedule B-2 thereto and Morgan Stanley & Co. LLC (the “2017 Underwriter”), pursuant to which HLHZ and the persons listed on Schedule B-2 thereto sold 3,500,000 shares of Class A Common Stock at a price of $41.625 per share (with a 7-day option for the underwriter to purchase up to an additional 525,000 shares at the same price).

2017 Lock-Up Agreement

In connection with the 2017 Offering, HLHZ entered into a lock-up agreement (the “2017 Lock-Up Agreement”) pursuant to which HLHZ agreed, among other things and with certain exceptions, not to sell or transfer any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, for 60 days after October 25, 2017 without first obtaining the written consent of the 2017 Underwriter.

CUSIP No. 441593100	SCHEDULE 13D	Page 6 of 8

2017 Letter Agreement

In connection with the 2017 Offering, HLHZ entered into a letter agreement with the Issuer and the holders party thereto (the “2017 Letter Agreement”), pursuant to which HLHZ, the Issuer and such holders party thereto agreed on the manner in which certain notice and timing requirements and other provisions of the Registration Rights Agreements and the Stockholders’ Agreement will be interpreted in connection with the automatically effective registration statement on Form S-3 filed by the Issuer with the U.S. Securities and Exchange Commission on October 20, 2017 and one or more registered offerings thereunder.

The foregoing summaries are qualified in their entirety by reference to the 2017 Underwriting Agreement, the 2017 Lock-Up Agreement, and the 2017 Letter Agreement which are filed as Exhibits D, E and F hereto, respectively, and incorporated by reference herein. HLHZ continues to be a party to the Stockholders’ Agreement and the Registration Rights Agreement, which are filed as Exhibits B and C hereto, respectively, and are described in the Original Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit	Description
A	Joint Filing Agreement, dated as of August 28, 2015 (incorporated by reference from Exhibit A to the Schedule 13D filed by the Reporting Persons on August 28, 2015 (File No. 005-88980))
B	Stockholders’ Agreement, dated as of August 18, 2015 (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 21, 2015 (File No. 333-205610))
C	Registration Rights Agreement, dated as of August 18, 2015 (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 21, 2015 (File No. 333-205610))
D	Underwriting Agreement (incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on October 30, 2017 (File No. 001-37537))
E	Lock-Up Agreement (incorporated by reference from Exhibit C to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on October 30, 2017 (File No. 001-37537))
F	Letter Agreement, dated as of October 23, 2017

CUSIP No. 441593100	SCHEDULE 13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2017

ORIX HLHZ Holding LLC

By: ORIX OpCo Holdings, LLC, its managing member

By: ORIX Capital Markets, LLC, its managing member

By:	/s/ Paul Wilson
	Name:	Paul Wilson
	Title:	Chief Financial Officer

ORIX Corporation

By:	/s/ Hideto Nishitani
	Name:	Hideto Nishitani
	Title:	Executive Officer

CUSIP No. 441593100	SCHEDULE 13D	Page 8 of 8

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF ORIX CORPORATION

Set forth below are the name, present principal occupation or employment and citizenship of each director and executive officer of ORIX. The business address of each of ORIX’s directors and executive officers is ORIX Corporation, World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, Japan 105-6135. Unless otherwise indicated, each of the directors and executive officers of ORIX is a citizen of Japan.

DIRECTORS

Name	Current Positions and Principal Outside Positions
Makoto Inoue	Director; Representative Executive Officer; President and Chief Executive Officer; Responsible for Open Innovation Business Department; Responsible for Group IoT Business Department; Responsible for New Business Development Department
Kazuo Kojima	Director; Representative Executive Officer; Deputy President and Chief Financial Officer
Yuichi Nishigori	Director; Corporate Executive Vice President; Head of Energy and Eco Services Business Headquarters; Outside Director, Ubiteq, INC.
Kiyoshi Fushitani	Director; Corporate Executive Vice President; Head of Global Business Headquarters, East Asia Business Headquarters and Global Transportation Services Headquarters
Stan Koyanagi (U.S. citizen)	Director; Corporate Senior Vice President; Responsible for Enterprise Risk Management; Global General Counsel
Hideaki Takahashi	Non-Executive Director
Eiko Tsujiyama	Outside Director; Professor, Faculty of Commerce at Waseda University; Corporate Auditor, Lawson, Inc.; Audit & Supervisory Board Member, NTT DOCOMO, Inc.; Audit & Supervisory Board Member, Shiseido Company, Limited
Robert Feldman (U.S. citizen)	Outside Director; Senior Advisor, Morgan Stanley MUFG Securities Co., Ltd.
Takeshi Niinami	Outside Director; President and Chief Executive Officer, Member of the Board, Representative Director, Suntory Holdings Limited
Nobuaki Usui	Outside Director; Corporate Auditor, KONAMI CORPORATION; Corporate Auditor, MIROKU JYOHO SERVICE CO., LTD.
Ryuji Yasuda	Outside Director; Outside Director, Yakult Honsha Co., Ltd.; Outside Director, Benesse Holdings, Inc.
Heizo Takenaka	Outside Director; Professor, Faculty of Regional Development Studies at Toyo University; Chairman and Director, PASONA Group Inc.; Director, Academyhills; Director, Center for Global Innovation Studies at Toyo University; Outside Director, SBI Holdings, Inc.

Note: All ORIX directors are engaged full-time by ORIX companies except Hideaki Takahashi, Eiko Tsujiyama, Robert Feldman, Takeshi Niinami, Nobuaki Usui, Ryuji Yasuda and Heizo Takenaka.

EXECUTIVE OFFICERS

Name	Title
Shintaro Agata	Corporate Executive Vice President
Takao Kato	Corporate Senior Vice President
Kazutaka Shimoura	Corporate Senior Vice President
Hideto Nishitani	Corporate Senior Vice President
Satoru Katahira	Corporate Senior Vice President
Shuji Irie	Corporate Senior Vice President
Satoru Matsuzaki	Executive Officer
Hiroshi Nishio	Executive Officer
Masaaki Kawano	Executive Officer
Shinichi Obara	Executive Officer
Shuichi Murakami	Executive Officer
Harukazu Yamaguchi	Executive Officer
Hitomaro Yano	Executive Officer
Toshinari Fukaya	Executive Officer
Yasuaki Mikami	Executive Officer
Katsunobu Kamei	Group Executive Vice President
Kazunori Kataoka	Group Executive Vice President
Hiroko Yamashina	Group Executive
Toyonari Takahashi	Group Executive

Note: Name on the family register of Hiroko Yamashina is Hiroko Arai. Table excludes executive officers who are also directors as listed above.

EXHIBIT F

October 23, 2017

By E-mail

Houlihan Lokey, Inc.

10250 Constellation Blvd

Los Angeles, CA 90067

Attention: J. Lindsey Alley, Chief Financial Officer

Christopher Crain, General Counsel

ORIX USA Corporation

1717 Main Street – Suite 10100

Dallas, TX 75201

Attention: Ron Barger, General Counsel

Re: HLI Follow-on Offerings

Ladies and Gentlemen:

Reference is made to that certain Registration Rights Agreement dated as of August 18, 2015 (the “ORIX Registration Rights Agreement”) by and between ORIX HLHZ Holding, LLC, a Delaware limited liability company (“ORIX”), and Houlihan Lokey, Inc., a Delaware corporation (the “Company”), to that certain Registration Rights Agreement dated as of August 18, 2015 (the “HL Management Registration Rights Agreement,” and together with the ORIX Registration Rights Agreement, the “Registration Rights Agreements”) by and between HL Management Stockholders party thereto and the Company, to that certain Stockholders’ Agreement, by and among the Company, ORIX and the HL Voting Trust, dated as of August 18, 2015 (the “Stockholders’ Agreement”) and to that certain letter of understanding dated October 6, 2016 between the Company and ORIX. Capitalized terms used in this letter (this “Letter”) and not otherwise defined herein shall have the meanings given to such terms in the HL Management Registration Rights Agreement and the Stockholders’ Agreement.

This Letter sets forth our mutual understanding regarding the manner in which the Registration Rights Agreements and the Stockholders’ Agreement will be interpreted in connection with the automatically effective registration statement on Form S-3 filed by the Company with the U.S. Securities and Exchange Commission on October 20, 2017 (the “WKSI Shelf”), and one or more registered offerings of the Company’s Class A common stock pursuant to the WKSI Shelf that may be requested by the HL Management Stockholders or ORIX any time on or prior to August 17, 2018 (any such offering, a “Follow-on Offering”).

1.               ORIX, the HL Management Stockholders and the Company hereby agree that:

a.             any Follow-on Offering requested by the HL Management Stockholders or ORIX shall constitute a “Shelf Registration” of the HL Management Stockholders’ or ORIX’s “Registrable Securities” (each as defined in the applicable Registration Rights Agreement), as applicable, pursuant to Section 2.01(f) of the applicable Registration Rights Agreement and, at the election of the party requesting such Follow-on Offering (the “Requesting Party”), any Follow-on Offering may constitute an “Underwritten Offering” (as defined in the applicable Registration Rights Agreement), and all provisions of the applicable Registration Rights Agreement applicable to Shelf Registrations and Underwritten Offerings, as applicable, conducted at the HL Management Stockholders’ or ORIX’s request (including, without limitation, Section 2.03 through Section 2.08 inclusive of the applicable Registration Rights Agreement) shall apply to any such Follow-on Offering (such offering, an “Underwritten Follow-on Offering”).

b.            any Follow-on Offering requested by the HL Management Stockholders or ORIX shall constitute a “shelf takedown” conducted at the HL Management Stockholders’ or ORIX’s request, as applicable, pursuant to Section 2.01(f) of (and thus shall not constitute a Demand Registration under) the applicable Registration Rights Agreement;

c.             each of the HL Management Stockholder Representative and ORIX agree to use their reasonable best efforts to keep each other and the Company informed verbally or in writing as they come to a decision regarding potential Follow-on Offerings;

d.            the HL Management Stockholder Representative or ORIX, as applicable, will provide written notice of any Underwritten Follow-on Offering proposed by such party to the Company and ORIX or the HL Management Stockholder Representative, as applicable (the “Non-Requesting Party”), which notice shall offer the Non-Requesting Party the opportunity to participate in such Underwritten Follow-on Offering and Register (as defined in the applicable Registration Rights Agreement) such number, subject to the limitations set forth in the applicable Registration Rights Agreement, of Registrable Securities (as defined in the applicable Registration Rights Agreement) as such Non-Requesting Party, may request.

e.             within 48 hours of receipt of any notice of the type referred to in Section 1.d., above, the Non-Requesting Party shall notify the Company and the Requesting Party as to whether such Non-Requesting Party has elected to participate in such Underwritten Follow-on Offering and, if so, the number of Registrable Securities that such Non-Requesting Party would like to Register in connection therewith;

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f.             following receipt of any notice of the type referred to in Section 1.d. above, neither ORIX nor the HL Management Stockholder Representative will issue a Demand Notice or a Takedown Notice pursuant to the applicable Registration Rights Agreement prior to the completion or withdrawal of the applicable Underwritten Follow-on Offering (it being understood that if such Underwritten Follow-on Offering has not been completed within fourteen (14) days of such notice, such Underwritten Follow-on Offering shall be deemed to have been withdrawn); provided that, other than any holdback periods pursuant to Section 2.05 of the applicable Registration Rights Agreement, no further lock-up or holdback periods shall be imposed in connection with any Follow-on Offering unless agreed to by all parties subject to such holdbacks;

g.            to the extent the Non-Requesting Party has opted to participate in any Underwritten Follow-on Offering, the final decision to proceed with such offering shall be made by: (i) if the Company is selling any securities in such offering, the unanimous approval of a pricing committee of the Board of Directors of the Company consisting of an equal number of directors nominated by each of the Requesting Party and the Non-Requesting Party and (ii) if the Company is not selling any securities in such offering, the mutual agreement of the Requesting Party and the Non-Requesting Party; and

h.            except as provided in this Letter, the Company, ORIX and the HL Management Stockholder Representative hereby waive any express notice and timing requirements contained in Section 2.01(a), Section 2.01(f), Section 2.02(a)(i) and Section 2.02(a)(ii) of the Registration Rights Agreements with respect to the filing of the WKSI Shelf and any Follow-on Offering to the extent they conflict with the timing requirements set forth in this Letter. For the avoidance of doubt, all other provisions of the Registration Rights Agreements shall continue to apply. Furthermore, this Letter shall not apply to any offering pursuant to either of the Registration Rights Agreements at the request of ORIX or the HL Management Stockholder Representative in which Registrable Securities of the Non-Requesting Party are not required to be included.

2.               Except as expressly provided herein, the Registration Rights Agreements and the Stockholders’ Agreement shall remain in full force and effect in accordance with their terms.

3.               This Letter shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to conflict of law principles.

4.               This Letter may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument. This Letter shall become effective when all parties hereto have executed this Letter. This Letter may be delivered by facsimile or .pdf transmission.

[Remainder of Page Intentionally Left Blank.]

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If the foregoing reflects our mutual understanding, please countersign and return this Letter.

HL MANAGEMENT STOCKHOLDER REPRESENTATIVE

By:	/s/ Scott L. Beiser
Name:	Scott L. Beiser

By:	/s/ Irwin N. Gold
Name:	Irwin N. Gold

This Letter reflects our mutual understanding: HOULIHAN LOKEY, INC.
By:	/s/ Scott L. Beiser
Name:	Scott L. Beiser
Title:	CEO

ORIX HLHZ HOLDING LLC
By:	ORIX OPCO HOLDINGS, LLC, its sole member

By:	ORIX CAPITAL MARKETS, LLC, its sole member

By:	/s/ Paul Wilson
Name:	Paul Wilson
Title:	Chief Financial Officer

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